Wednesday, 5 August 2015

National Grid plc (National Grid)

Voting Rights and Capital update

National Grid confirms that, following the issue of 28,989,769 ordinary shares earlier today, in relation to the operation of the Scrip Dividend Scheme for the 2014/15 final dividend, National Grid’s registered capital consists of 3,920,681,669 ordinary shares, of which 168,008,433 shares are held as treasury shares; leaving a balance of 3,752,673,236 shares with voting rights.

The figure 3,752,673,236 may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, National Grid plc under the FCA’s Disclosure and Transparency Rules.

Contact: D Whincup, Company Secretarial Assistant (0207 004 3209)